FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP REPORTS TRIPLING OF GOLD SALES IN 2005

Vancouver, British Columbia - February 15, 2006 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to report:

Gold sales in 2005 totalled 1,344,600 ounces compared to 427,600 ounces in 2004. Cash costs per ounce in 2005 were less than US$25 compared to US$115 in 2004. Included in the 2005 gold sales are 221,200 ounces of gold from inventory. Sales from the former Wheaton River operations are only included effective Feb 15, 2005. Total sales annualized for 2005 totalled 1,405,200 ounces.

The Company also announces that it has again replaced proven and probable reserves in 2005.

Goldcorp will acquire certain Placer Dome assets from Barrick and this transaction is scheduled to close April 1, 2006.

Total gold production in 2006 from the combined Goldcorp and Placer assets on an annualized basis is expected to be approximately 2 million ounces at a cash cost of less than $150 per ounce.
2007 production is expected to reach almost 2.4 million ounces at less than $175 per ounce.

Ian Telfer, Chief Executive Officer of Goldcorp, said, “With this doubling of production from 2005 to 2007 Goldcorp remains the fastest growing, lowest cost multimillion ounce gold producer".

Goldcorp will release its 2005 year end financial results and provide a reserve and resource update before market open on Monday, March 6, 2006.

A conference call will be held Monday, March 6th at 11:00 a.m. (ET) to discuss these results. You may join the call by dialing toll free 1-888-789-0089 or (416) 695-9753 for calls from outside Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.goldcorp.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business - Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business - Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 15, 2006	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Manager, Legal